# Form C - Exchange Transaction

# Cover Page

This Form C covers the offer and sale of securities by two co-issuers: (1) the Company listed below, which previously issued securities to certain investors under Regulation Crowdfunding, and (2) one or more SPV(s) listed below, each of which is a special purpose vehicle designed to hold investments issued under Regulation Crowdfunding. Throughout this document information in reference to the Company will be labeled "Company" and information in reference to the SPV(s) will be labeled "SPV." If not expressly labeled, information is in reference to both entities.

**Name of issuers:**

Company:
NovoMoto Inc.

SPV:
NovoMoto Exchange I EB I, a series of Wefunder SPV, LLC
NovoMoto Exchange I EB II, a series of Wefunder SPV, LLC
NovoMoto Exchange I, a series of Wefunder SPV, LLC

**Legal status of issuer:**

Company:   Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 01/01/2022

SPV:   Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 04/13/2022

**Physical address of issuer:**

Company: 155 N Wacker FL 42, Chicago, IL, 60606

SPV:   4104 24th St, PMB 8113, San Francisco, CA, 94114

**Website of issuer:**

Company: https://www.novomoto.net

SPV:   https://www.wefunder.com/

**Name of intermediary through which the offering will be conducted:**

Wefunder Portal LLC

## CIK number of intermediary:

0001670254

## SEC file number of intermediary:

007-00033

## CRD number, if applicable, of intermediary:

283503

## Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Wefunder Portal will be paid $0 upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Company in connection with the Exchange Transaction.

## Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

## Type of security offered:

Company**:** Other
SPV: Other

## If Other, describe the security offered:

LLC interests in NovoMoto Exchange I EB I, a series of Wefunder SPV, LLC, NovoMoto Exchange I EB II, a series of Wefunder SPV, LLC, and NovoMoto Exchange I, a series of Wefunder SPV, LLC, (the "**SPV(s)**") are being co-offered by the SPV(s) and the Company in exchange for the securities that the Company previously issued in a Regulation Crowdfunding offering (the "**Exchange Transaction**").

 The LLC interests described above are collectively referred to as the "**SPV Interests**".

## Target number of securities to be offered:

The SPV(s) plan to issue 100% of their interests to investors in the Exchange Transaction.

**Price:**

Each investor will receive SPV Interests proportional to their purchase price of Company securities being exchanged in the Exchange Transaction.

**Method for determining price:**

Each investor will receive SPV Interests proportional to their purchase price of Company securities being exchanged in the Exchange Transaction.

**Target offering amount:**

$50,000 in Company securities to be exchanged for SPV Interests in the Exchange Transaction (valued based on the original purchase price of the Company securities).

**Oversubscriptions accepted:**

Other

**If yes, disclose how oversubscriptions will be allocated:**

**If other, describe how oversubscriptions will be allocated:**

Oversubscriptions must be offered to allow investors to determine if they will be party to the Exchange Transaction. If securities beyond the target offering amount are indicated for the Exchange Transaction, all qualified issuer securities will receive allocation in the issuing SPV Interests up to the maximum offered amount.

**Maximum offering amount (if different from target offering amount):**

$183,461.00 in Company securities to be exchanged for SPV Interests in the Exchange Transaction (valued based on the original purchase price of the Company securities).

**Deadline to reach the target offering amount:**

6/30/22

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds or securities will be returned.

**Current number of employees:**

Company: 12
SPV: 0

| Company: NovoMoto Inc. | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $390,339 | $665,787 |
| Cash & Cash Equivalents: | $50,648 | $194,600 |
| Accounts Receivable: | $310,574 | $80,646 |
| Short-term Debt: | $1,201,981 | $291,221 |
| Long-term Debt: | $0 | $823,085 |
| Revenues/Sales: | $466,420 | $108,653 |
| Cost of Goods Sold: | $300,703 | $48,084 |
| Taxes Paid: | ($982) | ($1,045) |
| Net Income: | ($363,123) | ($257,068) |
| SPV(s) | Most recent fiscal year-end: N/A | Prior fiscal year-end: N/A |
| Total Assets: | $0.00 | $0.00 |
| Cash & Cash Equivalents: | $0.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $0.00 | $0.00 |
| Long-term Debt: | $0.00 | $0.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | $0.00 | $0.00 |

**Select the jurisdictions in which the issuer intends to offer the securities:**

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

**1.** Name of issuer:

> Company:
> NovoMoto Inc.

> SPV:
> NovoMoto Exchange I EB I, a series of Wefunder SPV, LLC
> NovoMoto Exchange I EB II, a series of Wefunder SPV, LLC
> NovoMoto Exchange I, a series of Wefunder SPV, LLC

## COMPANY ELIGIBILITY

**2.** _M.A._ Initial to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

**3.** Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No

## DIRECTORS OF THE COMPANY

**4.** Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Company:

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Aaron Olson | Physicist | NASA | 2015 |
| Mehrdad Arjmand | CEO | NovoMoto Inc. | 2015 |
|  |  |  |  |

For three years of business experience, refer to <u>Appendix D: Director & Officer Work History</u>.

SPV:
Each SPV is a series of Wefunder SPV, LLC, a Delaware limited liability company formed in 2021.  Wefunder SPV, LLC's Manager is Wefunder Admin, LLC, a Delaware limited liability company formed in 2021 and a wholly-owned subsidiary of Wefunder, Inc.

## OFFICERS OF THE COMPANY

**5.** Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Company:

| Officer | Positions Held | Year Joined |
|---|---|---|
| Aaron Olson | Secretary | 2015 |
| Mehrdad Arjmand | CEO – Treasurer | 2015 |

For three years of business experience, refer to <u>Appendix D: Director & Officer Work History</u>.

SPV: Each SPV is a series of Wefunder SPV, LLC, a Delaware limited liability company formed in 2022.  Wefunder SPV, LLC's Manager is Wefunder Admin, LLC, a Delaware limited liability company formed in 2021 and a wholly-owned subsidiary of Wefunder, Inc.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

**6.** Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Company:

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Aaron Olson | 1,275,000 Class A Common Stock | 50% |
| Mehrdad Arjmand | 1,275,000 Class A Common Stock | 50% |

SPV: None

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate* *outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

**7.** Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company: For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

SPV: The SPV's business plan is to (i) exchange its SPV Interests for Company securities held by existing investors, (ii) hold those Company securities, and (iii) distribute funds and/or securities to investors upon a liquidity event.

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory**

**authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**8.** Discuss the material factors that make an investment in the issuer speculative or risky:

Company:

**Cash flow management:** One of the main challenges for NovoMoto as a hardware startup that offers financing to its customers is the management of cash flow. In order to achieve our goals as a company, we need to bring in both equity and debt financing in a timely manner to have enough stock available on a monthly basis based on our sales goals and to be able to cover all the OPEX and CAPEX. To mitigate this risk, we are raising the first tranche of our series A to put some orders for manufacturing as soon as possible. Also, we are in communication with multiple debt financing providers to facilitate the future needs of the company in order to raise the money based on the plan in our financial projections.

**Supply chain management:** One of the biggest challenges that our industry faces since the beginning of the COVID-19 pandemic, similar to many other industries, is the supply chain issue due to the shortage of some electronic components. This shortage has increased the lead time for manufacturing of some components of our solar kits and hence has increased our sales cycle which effectively will increase our costs. To remedy this risk, we are working with our manufacturing partners to have a manufacturing schedule to offset some of this delay and also we are communicating with our debt financing providers to extend the repayment time and adjust the interest rate.

**Growth execution:** NovoMoto's expansion plan to provide access to electricity in many provinces of the Democratic Republic of Congo (DRC) requires a detailed study of the market demand and competitive dynamics and there are competitors who are trying to penetrate different segments of the market in DRC. To reduce this risk, NovoMoto's executive team has been working on an in depth bottom-up and top-down expansion plan that considers all the required elements to build a successful fast-growing business in DRC with the support of NovoMoto's seasoned executive team in DRC.

**Customs Tax Exemptions:** NovoMoto received a tax exemption in 2020 which is valid for 3 years. The tax exemption reduces the importation taxes and fees from 45% of the value of importation to 15% and hence is an important help for NovoMoto at the early stages of the growth. We are working with our legal team to apply for renewal of the exemption beyond 2023 to be able to use this governmental support and grow faster.

**Team building:** There are a limited pool of highly experienced people with relevant experience in renewable energy or related industries in DRC. To tackle this risk, NovoMoto is planning to hire motivated people from relevant industries such as telecom or banking and then use them to train new generation of young and talented people to be able to satisfy our needs.

**Our future success depends on the efforts of a small management team.** The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

**Aaron Olson is a part-time officer.** As such, it is likely that the company will not make the same progress as it would if that were not the case.

SPV:

> SPV Interests constitute an indirect ownership structure in the Company. Holding an investment via an SPV may limit or prevent an investor from having the desired level of control over an investment, such as determining when to liquidate the investment and determining how the Company securities held by the SPV should vote on Company matters.

> To implement the SPV structure, a Lead Investor is required. The Lead Investor is the proxy for all investors in the SPV, as described further below This will limit an investor's ability to exercise their voting rights (if applicable for the offered security).

> If an investor exchanges their existing Company securities for SPV Interests, they may be subject to certain tax and reporting requirements that they otherwise would not have been subject to.

> An investor's ability to transfer SPV Interests is subject to broader limitations than the transfer limitations that apply to a direct holding of the Company's securities.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

## USE OF FUNDS

**9.** What is the purpose of this offering?

The purpose of the Exchange Transaction is to simplify the Company's relationship with its Regulation Crowdfunding investors and to provide those investors with what the Company sees as a benefit to them, which is the services of a Lead Investor(s) (as described below).

**10.** How does the issuer intend to use the proceeds of this offering?

The Company will not receive any proceeds as a result of the Exchange Transaction.

The SPV(s) intend to hold the Company securities received in exchange for SPV Interests on behalf of investors. The transactions contemplated herein do not result in any cash being retained by the SPV(s).

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

## DELIVERY & CANCELLATIONS

**11.** How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer.

Investors in the offering of SPV Interests by the SPV(s) will make their investments by exchanging the securities of the Company that they previously purchased in a Regulation Crowdfunding offering for interests in the SPV(s). As a result of the exchange, each SPV will only hold securities issued by the Company and investors will hold SPV Interests.

Interests issued to investors by the SPV(s) will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV(s). In addition, investors' interests in the SPV(s) will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

**12.** How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If an SPV reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds (which may be in the form of cash or securities, as applicable) will be released to the SPV upon closing of the offering and the investor will receive SPV Interests in exchange for the securities previously purchased from the Company.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds (which may be in the form of cash or securities, as applicable) will be returned.**

**An Investor's right to cancel.** An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company or SPV(s), the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount (in cash or securities, as applicable) that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds (which may be in the form of cash or securities, as applicable) will be returned within five business days.

Within five business days of cancellation of an offering by the Company and SPV(s), the Company and SPV(s) will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds (which may be in the form of cash or securities, as applicable).

**The Company's or the SPV's right to cancel.** The Exchange Agreement you will execute with us provides the Company and/or any of the SPVs the right to cancel for any reason before the offering deadline.

**If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be exchanged in the offering, exchange commitments will be cancelled and committed funds (which may be in the form of cash or securities, as applicable) will be returned.**

# Ownership and Capital Structure

### THE OFFERING

**13.** Describe the terms of the securities being offered.

The Company and the SPV(s) have decided to offer investors who currently hold securities that were issued by the Company in a Regulation Crowdfunding offering an opportunity to exchange those securities for LLC Interests issued by the SPV(s).  As a result of the exchange, the SPV(s) will only hold the securities previously issued by the Company and investors will hold LLC Interests.

Each SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV(s) is intended to allow investors in the SPV(s) to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they invested directly in the Company. The Company's use of the SPV(s) will not result in any additional fees being charged to investors.

Each SPV has been organized and will be operated for the sole purpose of acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor purchasing SPV Interests via exchanging Company securities for SPV Interests (and therefore investing in the Company through the SPV(s)) generally will have the same relationship to the Company's securities as if the investor invested directly in the Company.

## Voting Rights

Voting rights of investors holding SPV Interests will be exercised by the investor's proxy. The applicable proxy is the Lead Investor(s).

## Proxy to the Lead Investor(s)

The SPV Interests have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint, for each SPV in which the investor holds SPV Interests, a Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

## Restriction on Transferability

The SPV Interests are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV(s).

**14.** Do the securities offered have voting rights?

Yes

**15.** Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

**16.** How may the terms of the securities being offered be modified?

No waiver, amendment, modification or change of any provision of this Agreement will be effective unless authorized by the Investor Agreement or made in writing and signed by each of the parties hereto.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and/or an SPV and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's or SPV's offering is oversubscribed.

## DESCRIPTION OF ISSUER'S SECURITIES

**17.** What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Company:

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | | |
|---|---|---|---|---|---|
| | | | | | |
| Class A Common Stock | 9,244,719 | 2,550,000 | Yes | | |
| Class B Common Stock | 900,000 | 0 | No | | |
| Series Seed-1 Preferred Stock | 551,264 | 305,225 | No | | |
| Series Seed-2 Preferred Stock | 1,151,654 | 519,779 | No | | |
| Series Seed-3 Preferred Stock | 108,468 | 7,321 | No | | |
| Series Seed-4 Preferred Stock | 2,333,333 | 0 | No | | |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | 450,000 |

Describe any other rights:

Preferred stocks have priority over common stocks in an event of liquidation. Class A Common Stock is the sole voting class of securities. There are no other special rights or differences between classes of securities.

**18.** How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as a holder of indirect interests in the Company through the SPV(s), for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's indirect interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's SPV Interests will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

**19.** Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

**20.** How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's SPV Interests, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors (including a Lead Investor), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit (either directly or indirectly through the SPV(s)) may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's SPV Interests will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

**21.** How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

For each Investor purchasing SPV Interests in exchange for existing Company securities, the SPV Interests received will equal the investor's pro rata portion of all the investments exchanged by a particular SPV. Thus, the value of the SPV Interests received will be equal to the value of the Company securities exchanged.

In the future, the Company will perform valuations of its common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

The Company will analyze factors such as those described above using a combination of financial and market-based methodologies to determine the Company's business enterprise value. For example, the Company may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

All valuations by the Company of the Company's securities will have a direct and correlated impact on the value of SPV Interests.

**22.** What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company indirectly through the investor's SPV Interests, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's indirect interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company indirectly through the SPV(s), the Company may sell interests to additional investors, which will dilute the indirect percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction by making additional investments in the SPV(s), but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

**23.** What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's acquisition of SPV Interests in exchange for existing Company securities, the Company may sell interests to additional investors, which will dilute the indirect percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction by making additional investments in the SPV(s), but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company and/or the SPV(s) concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company (through the investment in SPV Interests), the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to

manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's indirect investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company and also by engaging in the Exchange Transaction, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, including conflicts of interests involving a Lead Investor.

**24.** Describe the material terms of any indebtedness of the issuer:

Company:

| *Loan* | |
|---|---|
| **Lender** | MWERC |
| **Issue date** | May 1st, 2017 |
| **Amount** | $10,000 |

| | |
|---|---|
| **Outstanding principal plus interest** | $15,000 |
| **Interest rate** | 10 |
| **Maturity date** | May 1st, 2022 |
| **Current with payments** | Yes |

Due in 2022. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is paid.

| *Loan* | |
|---|---|
| **Lender** | WWBIC |
| **Issue date** | April 2nd, 2018 |
| **Amount** | $50,000 |
| **Outstanding principal plus interest** | $11,000 |
| **Interest rate** | 9.25% |
| **Maturity date** | August 15, 2022 |
| **Current with payments** | Yes |

We are paying the monthly payments

| *Loan* | |
|---|---|
| **Lender** | MWERC |
| **Issue date** | April 24th, 2018 |
| **Amount** | $10,000 |

| | |
|---|---|
| **Outstanding principal plus interest** | $14,000 |
| **Interest rate** | 10% |
| **Maturity date** | April 24th, 2023 |
| **Current with payments** | Yes |

Due in 2023. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is paid.

SPV: None

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

**25.** What other exempt offerings has the issuer conducted within the past three years?

Company:

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 1/2019 | Regulation D, Rule 506(b) | Convertible Note | $60,000 | General Operations |
| 2/2020 | Regulation D, Rule 506(c) | Convertible Note | $18,000 | General Operations |
| 3/2020 | Regulation D, Rule 506(c) | Convertible Note | $100,000 | General Operations |
| 3/2020 | Regulation D, Rule 506(c) | Convertible Note | $100,000 | General Operations |
| 3/2020 | Regulation D, Rule 506(c) | Convertible Note | $100,000 | General Operations |
| 7/2020 | Regulation Crowdfunding | Convertible Note | $400,461 | General Operations |

| 12/2020 | Regulation D, Rule 506(c) | Convertible Note | $10,000 | General Operations |
|---|---|---|---|---|

SPV: None

**26.** Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

Company:
    No

SPV:
    No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent,* *grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

**27.** Does the issuer have an operating history?

Company:

 Yes

SPV:

 No

**28.** Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Company:

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

## Overview

NovoMoto sells high-quality solar systems for off-grid homes and small businesses in Sub-Saharan Africa. The systems transform customers' lives! Customers use our systems to improve how their children study, boost their business activities & save money. NovoMoto's systems are made affordable with payment plans. They are secured with technology that enables customers to use electricity only when they are up to date with their payments. All NovoMoto systems include customer service & a warranty.

Our goal is to bring reliable electricity to 1 million customers across multiple markets in Sub-Saharan Africa. To date, we have done over 1500 installations. Our goal for 2022 is to do 5000 total installations.

## Milestones

Since the incorporation of the company in November 2015, we have:

- Provided electricity to 1500 homes (~7500 people)
- Reduced the CO2 emissions by 320 Tonnes
- Created 10 jobs in DRC
- Provided more than $500,000 in expected 5 years customer savings

## Historical Results of Operations

NovoMoto Inc. was incorporated in the State of Delaware in January 2022. Before that, NovoMoto was an LLC based in Wisconsin from November 2015 until December 2021.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $466,420 compared to the year ended December 31, 2020, when the Company had revenues of $108,653. Our gross margin was 35.53% in fiscal year 2021, compared to 55.75% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $390,339, including $50,648 in cash. As of December 31, 2020, the Company had $665,787 in total assets, including $194,600 in cash.

- *Net Loss.* The Company has had net losses of $363,123 and net losses of $257,068 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $1,201,981 for the fiscal year ended December 31, 2021 and $1,114,306 for the fiscal year ended December 31, 2020.

## Liquidity & Capital Resources

To-date, the company has been financed with $70,000 in debt and around $1,000,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

NovoMoto Inc. cash in hand is $30,000, as of March 2022. Over the last three months, revenues have averaged $30,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $0 per month

A significant portion of the convertible notes were converted to equity. This means that our current liability is reduced from $1,201,981 at the beginning of 2022 to $280,252.

We are out of stock now and hence our revenue (accrual) will be zero for the next 6 months. However, we expect to collect our receivables ($279,517) in the next 6 months. We are expecting to receive our new shipments from Q4-2022 and hence will resume to generate revenue.

No, we are not profitable at the moment. Based on our financial projections, we will need $14m in equity and debt financing to become profitable. If we achieve our milestones on time and there are no unexpected delays, we are expecting to become profitable by 2024.

We are planning to reach out to venture capital groups, social impact groups, angel groups and individual angel investors outside of a crowdfunding campaign.

We will collect and use our receivables to cover the short-term burn while we are raising our round.

Any projections in the above narrative are forward-looking and not guaranteed.

SPV:

Each SPV was formed on 04/13/2022 and has no operations, revenues, assets, income, or equity owners to date.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

**29.** Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Mehrdad Arjmand certify that:

(1) the financial statements of NovoMoto Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of NovoMoto Inc. included in this Form reflects accurately the information reported on the tax return for NovoMoto Inc. filed for the most recently completed fiscal year.

*Mehrdad Arjmand*

———————————————

CEO / Treasurer

# STAKEHOLDER ELIGIBILITY

**30.** With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i.    in connection with the purchase or sale of any security?   **No**
   ii.   involving the making of any false filing with the Commission?   **No**
   iii.  arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?  **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i.    in connection with the purchase or sale of any security?  **No**
   ii.   involving the making of any false filing with the Commission?  **No**
   iii.  arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?  **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i.    at the time of the filing of this offering statement bars the person from:
       A.   association with an entity regulated by such commission, authority, agency or officer?  **No**
       B.   engaging in the business of securities, insurance or banking?  **No**
       C.   engaging in savings association or credit union activities?  **No**
   ii.   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?  **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? **No**
ii. places limitations on the activities, functions or operations of such person? **No**
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? **No**
ii. Section 5 of the Securities Act? **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
 **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
 **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

**No**

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

**31.** In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement has granted a power of attorney to make voting decisions on behalf of that Investor with respect to the SPV Interests (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors 'behalf.

The Lead Investor is an investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the SPV Interests.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV(s). The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed above.

Investors that wish to purchase securities related to the Company through Wefunder Portal, including through the Exchange Transaction, must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV(s) are required to include information about each investor who holds an interest in a particular SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN prior to the confirmation of their investment. If an investor does not provide their TIN prior to the final closing of the offering, the Company and SPV(s) reserve the right to cancel the investor's investment commitment. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Tender Offer Disclosures. The exchange of SPV Interests for Company securities may constitute a tender offer by the SPV(s) for the Company's securities pursuant to Section 14(e) of the Securities Exchange Act of 1934 and Regulation 14E thereunder.  Regulation 14E requires that:

• A tender offer must be held open for at least 20 business days;

• The percentage of the class of securities being sought or the consideration being offered may not be increased or decreased unless the tender offer remains open for at least 10 business days from the date that the notice of such increase or decrease is first published or sent or given to security holders, subject to certain exceptions;

• The offeror promptly pay the consideration, or return tendered securities, upon termination or withdrawal of the tender offer;

• Public notice be provided in connection with the extension of a tender offer, and such notice must include disclosure of the amount of securities already tendered;

• The issuer subject to a tender offer disclose to its security holders its position with respect to the offeror's tender offer;

• Certain trading be avoided when a person is in possession of material nonpublic information relating to the tender offer;

• Tendering persons must have a net long position in the subject security at the time of tendering and at the end of the proration period in connection with partial tender offers; and

• No covered person directly or indirectly purchases or arranges to purchase any subject securities or any related securities except as part of the tender offer, from the time of public announcement of the tender offer until the tender offer expires.

This offering is being conducted in compliance with the above requirements. For the reasons disclosed earlier in this Form C, the Company recommends the offer made by the SPV(s) in this Form C.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

**32.** The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.
**33.** Once posted, the annual report may be found on the issuer's website at:

https://www.novomoto.net/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1.  the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2.  the issuer has filed at least one annual report and has fewer than 300 holders of record;

3.  the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4.  the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:
Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
      NovoMoto Exchange I EB I SPV Exchange Agreement
      NovoMoto Exchange I EB II SPV Exchange Agreement
      NovoMoto Exchange I SPV Exchange Agreement
Appendix C: Financial Statements
      Financials 1
Appendix D: Director and Officer Work History
      Aaron Olson
      Mehrdad Arjmand
Appendix E: Supporting Documents
      NovoMoto Exchange I SPV Appendix
      NovoMoto Exchange I EB I SPV Appendix
      NovoMoto Exchange I EB II SPV Appendix

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

NovoMoto, Inc.

By: Mehrdad Arjmand

*Mehrdad Arjmand*

Title: CEO / Treasurer

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.*

*Mehrdad Arjmand*

Title: CEO / Treasurer
04 / 14 / 2022

*Aaron Olson*

Title: Secretary
04 / 15 / 2022

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This company waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.